Exhibit 99.9

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia P.O. Box 947 Spit Junction NSW 2088	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
20 November 2009
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Re: Listing Rule 3.16.1
In accordance with Listing Rule 3.16.1, we wish to advise that Mr Paul Keith Mazoudier and Mr Masakatsu Iwanaga have ceased to be directors of Sims Metal Management Limited effective today.

Yours faithfully,

Frank Moratti
Company Secretary
Sims Metal Management Limited
ABN 69 114 838 630